Contact

www.linkedin.com/in/matthew-lumley-244a3534 (LinkedIn)

Top Skills

Clinical Research
Medical Education
Healthcare

Publications

Intraaortic balloon pump use in high-risk percutaneous coronary intervention

Intra-aortic Balloon Pump Trials: questions, answers and Unresolved Issues

Effects of Epicardial and Endocardial Cardiac Resynchronization Therapy on Coronary Flow: Insights From Wave Intensity Analysis

STICH: resoundingly negative or a signal of benefit? Where next for Revascularisation in Ischaemic Cardiomyopathy

HEAT-PPCI: fair criticism or resistance to change

Matthew Lumley

Physician Scientist
United Kingdom

Experience

Alnylam Pharmaceuticals

Therapy Area Head - Clinical Research
June 2025 - Present (5 months)

Myosana Therapeutics, Inc

4 years

Board Member and Chief Medical Advisor
July 2025 - Present (4 months)

Board Member
November 2021 - Present (4 years)
London, England, United Kingdom

Chief Executive Officer
January 2023 - July 2025 (2 years 7 months)
London and Seattle

Medicxi

Venture Partner
January 2023 - June 2025 (2 years 6 months)
London, England, United Kingdom

Moderna

Senior Director - Rare Disease Clinical Development
July 2019 - January 2023 (3 years 7 months)
London and Boston

Pfizer

3 years 11 months

Medical Director - Rare Diseases
January 2018 - July 2019 (1 year 7 months)
Tadworth, Surrey, United Kingdom

Health and Value Team Leader
April 2017 - January 2018 (10 months)

Walton Oaks

Global Innovative Pharma Medical Affairs Manager - Cardiovascular
September 2015 - March 2017 (1 year 7 months)
Walton Oaks

King's College London
British Heart Foundation Clinical Research Training Fellow
October 2013 - September 2015 (2 years)
St Thomas' Hospital

Guy's and St Thomas' NHS Foundation Trust
Biomedical Research Centre Clinical Research Fellow
October 2012 - October 2013 (1 year 1 month)
St Thomas' Hospital, London

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Education

Imperial College London
Bachelor of Medicine, Bachelor of Surgery (MBBS) · (2001 - 2007)

King's College London
Doctor of Philosophy (PhD), Cardiovascular Physiology and Clinical
Research · (2012 - 2015)

The Faculty of Pharmaceutical Medicine
Diploma in Pharmaceutical Medicine, Pharmaceutical Medicine · (2014 - 2014)

Imperial College London
Bachelor of Science (BSc), Human Physiology and Imaging · (2004 - 2005)

UCL
Certificate Medical Education · (2010 - 2011)